  KONGZHONG CORPORATION REPORTS SECOND QUARTER 2006 UNAUDITED FINANCIAL RESULTS
             -- REVENUE UP 64% AND NET INCOME UP 15% YEAR-OVER-YEAR

     Beijing, China, August 14, 2006 -- KongZhong Corporation (NASDAQ: KONG), a leading provider of wireless value-added services and the operator of a leading wireless Internet portal in China, today announced its unaudited second quarter 2006 financial results.

     SECOND QUARTER 2006 FINANCIAL HIGHLIGHTS:

o Total revenues in the second quarter of 2006 grew 64% year-over-year and 8% sequentially to a new record of $30.07 million, meeting the Company's second quarter revenue guidance of $29.5 to $30.5 million. Since inception, the Company has grown its revenues every quarter for 16 consecutive quarters.

o Revenues from the customers of China Unicom, China Telecom, and China Netcom accounted for approximately 23% of the total second quarter revenues, compared to 9% in the first quarter of 2006.

o US GAAP net income grew 15% year-over-year and decreased 12% sequentially to $7.60 million. Diluted earnings per ADS in the second quarter were $0.21, meeting the Company's second quarter guidance of $0.21 to $0.22.

o Non-GAAP income in the second quarter of 2006 grew 24% from same period last year and 5% from the first quarter of 2006 to reach a new record of $8.24 million. Non-GAAP diluted earnings per ADS were $0.23, meeting the Company's second quarter guidance of $0.23 to $0.24. Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled "Non-GAAP Financial Measures".

     Commenting on the results, Yunfan Zhou, Chairman and Chief Executive Officer, said, "We are very pleased that both our revenue and operating profit reached new records in the second quarter. We believe we have maintained our No. 2 position in terms of revenue in the Chinese WVAS industry. As previously announced, we anticipate challenges in the remainder of 2006 due to policy changes implemented by the telecommunication operators in China. In response to those changes, we recently completed a headcount reduction program to lay off approximately 15% of the workforce. We will continue to reduce cost and improve efficiency with the goal of maintaining profitability. Given our strong experience and execution capability, we are confident that we can get through this difficult time and continue to deliver returns for our shareholders."


     FINANCIAL RESULTS:

     (Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

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

     Revenues

     Total revenue for the quarter increased 8% from the first quarter of 2006 and 64% from the same quarter of 2005 to reach a new record of $30.07 million. Revenue from 2.5G WVAS accounted for approximately 46% of total revenues and revenue from 2G services represented the remaining 54%.

     Revenue from 2.5G services, which include services delivered using wireless application protocol (WAP), multimedia messaging service (MMS), and Java technologies, grew 2% from the same period in 2005 and decreased 23% from the first quarter of 2006 to $13.77 million. WAP revenue in the second quarter of 2006 was $6.67 million, a decrease of 32% from the same quarter of 2005 and a decrease of 25% from the first quarter of 2006. The Company continues to face pressure from China Mobile's policy changes and intensifying competition in WAP.

     MMS revenue in the second quarter of 2006 was $6.51 million, an increase of 97% from the same period of 2005, and a decrease of 18% from the first quarter of 2006. As discussed previously, MMS revenue in the first quarter of 2006 was seasonally strong. Java revenue in the second quarter was $0.59 million, a 29% increase from the second quarter of 2005 but a 48% decrease sequentially.

     Revenue from 2G services, including short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT), grew 238% year-over-year and 63% quarter-over-quarter to $16.26 million in the second quarter of 2006. Growth in 2G revenue was driven by the acquisition of Sharp Edge completed in the first quarter and was also a result of the Company's diversified growth strategy. SMS revenue in the second quarter of 2006 was $12.61 million, which was 300% higher than the same period of 2005 and 55% higher than the previous quarter.

     IVR revenue in the second quarter of 2006 was $2.18 million, a 60% increase year-over-year and 85% sequentially. CRBT revenue grew by 395% year-over-year, and 121% sequentially to $1.46 million in the second quarter of 2006. The table below sets forth the revenue breakdown by technology platforms.

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


                                              2Q05         3Q05         Q405         Q106         2Q06
------------------------------------------------------------------------------------------------------
         2.5G:                                74%          71%          67%          64%          46%
------------------------------------------------------------------------------------------------------
              WAP                             53%          47%          40%          32%          22%
------------------------------------------------------------------------------------------------------
              MMS                             18%          19%          22%          28%          22%
------------------------------------------------------------------------------------------------------
              Java                             3%           5%           5%           4%           2%
------------------------------------------------------------------------------------------------------
         2G:                                  26%          29%          33%          36%          54%
------------------------------------------------------------------------------------------------------
              SMS                             17%          20%          25%          29%          42%
------------------------------------------------------------------------------------------------------
              IVR                              7%           7%           6%           4%           7%
------------------------------------------------------------------------------------------------------
             CRBT and others                   2%           2%           2%           3%           5%
------------------------------------------------------------------------------------------------------
         Total                               100%         100%         100%         100%         100%
------------------------------------------------------------------------------------------------------

     The Company continues to make progress in diversifying operator relationships. Total revenues from the customers of China Unicom, China Telecom, and China Netcom accounted for approximately 23% of the total second quarter revenues, compared to 9% in the first quarter of 2006.


     Expenses

     The cost of revenue in the second quarter of 2006 totaled $12.94 million, an increase of 92% from the second quarter of 2005 and 10% from the first quarter of 2006, and represented 43% of total revenues. The gross margin in the second quarter of 2006 was 57% compared to 58% in the previous quarter. The lower gross margin is primarily due to higher proportion of revenue from 2G services, which generally have lower gross margin than 2.5G services.

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

     Total operating expenses in the second quarter of 2006 were $10.10 million, an increase of 82% year-over-year and 9% quarter-over-quarter. Product development expense decreased by 8% quarter-over-quarter and represented 10% of revenue. General and administrative expenses decreased by 8% from the first quarter of 2006 and represented 8% of revenue. Sales and marketing expense increased by 40% quarter-over-quarter and represented 16% of revenue. The increase in sales and marketing expenses is primarily due to a nationwide marketing campaign to promote the wireless internet portal, Kong.net, and KongZhong corporate brand. The marketing campaign was launched in late May 2006 and the first phase is expected to be completed by the end of August. Higher sales and market expenses was also due to sales and promotional expenses related to our WAP service.

     Total cost associated with the Company's wireless internet portal business in the first quarter 2006 was close to $3 million, including $1.5 million in marketing expense.

     The Company recorded $0.47 million in non-cash share-based compensation expense in the second quarter, compared to $0.35 million in the first quarter of 2006. The Company's headcount increased by approximately 6% from 963 at the end of the first quarter of 2006 to 1,016 as of June 30, 2006. On July 31, 2006, the Company announced a headcount reduction program to lay off approximately 15% of the workforce, which has been completed.


     Earnings

     US GAAP net income totaled $7.60 million in the second quarter of 2006, an increase of 15% from the same period of last year and a decrease of 12% from the first quarter of 2006. The Company recorded a one-time gain on investment of $1.2 million in the first quarter of 2006. Diluted US GAAP earnings per ADS were $0.21 for the second quarter.

     Non-GAAP income in the second quarter of 2006 was $8.24 million, a 24% increase from the same period in 2005 and a 5% increase from the previous quarter. Diluted Non-GAAP income per ADS was $0.23, up from $0.22 in the first quarter of 2006 and $0.19 in the second quarter of 2005, respectively.


     Balance Sheet and Cash Flow

     As of June 30, 2006, the Company had $122.29 million in cash and cash equivalents. Cash flow from operating activities totaled $4.63 million in the second quarter of 2006.


     BUSINESS OUTLOOK:

     Based on information available on August 14, 2006, the Company expects total revenues for the third quarter of 2006 to be between $23 and $24 million. Absent any significant changes in the policies and regulations of the telecommunication operators and the Ministry of Information

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

     Industry in China, the Company expects its fiscal year 2006 revenue to be between $97and 105million.


     CONFERENCE CALL:

The Company's management team will conduct a conference call at 8:30 am Beijing time on August 15, (8:30 pm Eastern time and 5:30 pm Pacific time on August 14, 2006). A webcast of this conference call will be accessible on the Company's web site at http://ir.kongzhong.com.

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

 KONGZHONG CORPORATION

                   Condensed Consolidated Statements of Income
      (US$ thousands, except percentages, per share data, and share count)
                                   (Unaudited)

                                                          FOR THE THREE       FOR THE THREE       FOR THE THREE
                                                           MONTHS ENDED        MONTHS ENDED        MONTHS ENDED
                                                          JUN. 30, 2005       MAR. 31, 2006       JUN. 30, 2006
                                                                                (NOTE 1)            (NOTE 2)
                                                   --------------------  ------------------  ------------------

Revenues                                                        $18,357             $27,907             $30,068
Cost of revenues                                                  6,734              11,749              12,943
Gross profit                                                     11,623              16,158              17,125
Operating expense
 Product development                                              2,110               3,241               2,970
 Sales & marketing                                                1,196               3,361               4,712
 General & administrative                                         2,250               2,630               2,417
 Subtotal                                                         5,556               9,232              10,099
Operating income                                                  6,067               6,926               7,026
Non-operating expense (income)
 Interest expense (income)                                         (601)               (885)               (915)
 Investment loss (income)                                             -              (1,241)                  -
 Other expense (income)                                               -                  26                  87
 Subtotal                                                          (601)             (2,100)               (828)
Income before tax expense                                         6,668               9,026               7,854
Income tax expense                                                   67                 417                 255
Net income                                                        6,601               8,609               7,599

Basic earnings per ADS                                            $0.19               $0.25               $0.22
Diluted earnings per ADS                                          $0.19               $0.24               $0.21
MARGIN ANALYSIS:
Gross margin                                                         63%                 58%                 57%
Operating margin                                                     33%                 25%                 23%
Net margin                                                           36%                 31%                 25%
ADDITIONAL DATA:
2.5G revenue                                                    $13,519             $17,880             $13,773
2G revenue                                                        4,816               9,999              16,256
ADS outstanding (million)                                         34.36               34.65               34.89
ADS used in diluted EPS calculation (million)                     35.49               35.63               35.67


NOTE 1: THE CONVERSION OF RENMINBI (RMB) INTO US DOLLAR (USD) FOR THE FIRST QUARTER OF 2006 IS BASED ON THE WEIGHTED AVERAGE RATE OF USD 1.00=RMB 8.0511 (THE EXCHANGE RATE QUOTED BY THE PEOPLE'S BANK OF CHINA).

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

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) for the second quarter of 2006 is based on the weighted average rate of USD 1.00=RMB 8.0130 (The exchange rate quoted by the People's Bank of China).

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

                              KongZhong Corporation
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ THOUSANDS)

(UNAUDITED)


                                                                   FOR THE 6 MONTHS ENDED    FOR THE 6 MONTHS ENDED
                                                                        JUN. 30 2005             JUN. 30, 2006
                                                                                                    (NOTE 1)
                                                                   ----------------------    -----------------------

Cash Flows From Operating Activities
Net Income                                                                         $12,485                   $16,208
Adjustments
 Share-based compensation expenses                                                     191                       817
 Depreciation and amortization                                                         739                     1,542
 Loss on disposal of property and equipment                                              3                         -
 Gain on sales of investment                                                             -                    (1,241)
 Changes in operating assets and liabilities                                          (532)                   (8,517)
Net Cash Provided by Operating Activities                                           12,886                     8,809

Cash Flows From Investing Activities
Proceeds from sales of investment                                                        -                     1,741
Purchase of property and equipment                                                    (899)                   (1,262)
Acquisition of long-term investments                                                  (500)                        -
Acquisition of subsidiaries                                                           (819)                   (6,139)
Net Cash Used in Investing Activities                                               (2,218)                   (5,660)

Cash Flows From Financing Activities
Exercise of employee share options                                                      45                     1,519
Decrease in minority interest                                                          (96)                        -
Net Cash (Used in ) Provided by Financing Activities                                   (51)                    1,519

Foreign Currency Translation Adjustments                                                (2)                      475

Net increase in Cash and Cash Equivalents                                           10,615                     5,143
Cash and Cash Equivalents, Beginning of Year                                        90,714                   117,142
Cash and Cash Equivalents, End of Year                                             101,329                   122,285

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) for the first six months of 2006 is based on the weighted average rate of USD 1.00=RMB 8.0321 (The exchange rate quoted by the People's Bank of China).

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


                              KongZhong Corporation
                      Condensed Consolidated Balance Sheets
                                 (US$ thousands)
                                   (Unaudited)


                                                           JUN. 30, 2005        MAR. 31, 2006       JUN. 30, 2006
                                                              (Note 1)            (Note 2)             (Note 3)
                                                           ----------------     ----------------    ----------------

Cash and cash equivalents                                          $101,329             $117,036            $122,285
Accounts receivable (net)                                            12,777               15,106              18,900
Other current assets                                                    711                6,215               2,424
Total current assets                                                114,817              138,357             143,609

 RENTAL DEPOSITS                                                        376                  482                 556
 INTANGIBLE ASSETS                                                      295                2,394               2,226
 PROPERTY AND EQUIPMENT (NET)                                         2,674                3,031               3,080
Long-term investment                                                    500                    -                   -
Goodwill                                                                646                4,434               4,434
Total assets                                                       $119,308             $148,698            $153,905

Accounts payable                                                    $ 3,445               $5,189              $5,009
Other current liabilities                                             3,275                9,960               5,849
Amount due to related party                                              36                    -                   -
Total current liabilities                                             6,756               15,149              10,858

Minority interest                                                        24                   24                  24
Total liabilities                                                     6,780               15,173              10,882
Shareholders' equity                                                112,528              133,525             143,023
Total liabilities & shareholders' equity                           $119,308             $148,698            $153,905


NOTE 1: THE CONVERSION OF RENMINBI (RMB) INTO US DOLLAR (USD) IS BASED ON THE EXCHANGE RATE OF JUNE 30, 2005 USD1.00=RMB 8.2765. (THE EXCHANGE RATE QUOTED BY THE PEOPLE'S BANK OF CHINA).

NOTE 2: THE CONVERSION OF RENMINBI (RMB) INTO US DOLLAR (USD) IS BASED ON THE EXCHANGE RATE OF MARCH 31, 2006 USD1.00=RMB 8.0170. (THE EXCHANGE RATE QUOTED BY THE PEOPLE'S BANK OF CHINA).

NOTE 3: THE CONVERSION OF RENMINBI (RMB) INTO US DOLLAR (USD) IS BASED ON THE EXCHANGE RATE OF JUNE 30, 2006 USD1.00=RMB 7.9956. (THE EXCHANGE RATE QUOTED BY THE PEOPLE'S BANK OF CHINA).

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

NON-GAAP FINANCIAL MEASURES
To supplement the unaudited condensed statements of income presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), the Company uses non-GAAP financial measures ("Non-GAAP Financial Measures") of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors' overall understanding of the Company's current financial performance and prospects for the future. The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.
For the periods presented, the Company's non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization or write-off of intangibles, gain and loss on investment, and non-cash share-based compensation expense.
Reconciliation of the Company's Non-GAAP Financial Measures to the GAAP financial measures is set forth below.

                                                          FOR THE THREE       FOR THE THREE       FOR THE THREE
                                                           MONTHS ENDED        MONTHS ENDED        MONTHS ENDED
                                                          JUN. 30, 2005       MAR. 31, 2006       JUN. 30, 2006
                                                          -------------       -------------       -------------

GAAP Net Income                                                  $6,601              $8,609              $7,599
Gain on sale of investment                                            -              (1,241)                  -
Non-cashshare-based compensation                                     56                 348                 469
Amortization or write-off of intangibles                             10                 159                 167
Non-GAAP Net Income                                              $6,667              $7,875              $8,235

Non-GAAP diluted net income per ADS                                0.19                0.22                0.23

ABOUT KONGZHONG:
KongZhong Corporation is a leading provider of wireless value-added services and also operates one of the leading wireless Internet portals in China. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVA, short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT). The Company also operates a wireless internet portal, Kong.net, which enables users to access media and entertainment content directly from their mobile phones.


SAFE HARBOR STATEMENT
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services market and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China's wireless value-added services market and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China's telecommunications operators; our dependence on the billing systems of telecommunication operators for our performance; changes in the regulations or policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.


KONGZHONG CONTACTS

Investor Contact:                                   Media Contact:
JP Gan                                              Xiaohu Wang
Chief Financial Officer                             Manager
Tel.:         +86 10 8857 6000                      Tel: +86 10 8857 6000
Fax:          +86 10 8857 5891                      Fax: +86 10 8857 5900
E-mail:       ir@kongzhong.com                      E-mail: xiaohu@kongzhong.com

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